UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15


     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number   001-08772
                                                                       ---------

                               Hughes Supply, Inc.
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             (Exact name of registrant as specified in its charter)

      Corporate Office, One Hughes Way, Orlando, Florida 32805     407-841-4755
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               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

         Common Stock of Hughes Supply, Inc., par value $1.00 per share
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        Rights to Purchase Series A Junior Participating Preferred Stock
                 of Hughes Supply, Inc., no par value per share

                           5.50% Senior Notes due 2014
                  Guarantee of 5.50% Senior Notes due 2014 (1)
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            (Title of each class of securities covered by this Form)

                                      None
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           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     (1) See the immediately following page for a table of the registrant guarantors.

           Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)        [X]      Rule 12h-3(b)(1)(i)     [X]
           Rule 12g-4(a)(1)(ii)       [_]      Rule 12h-3(b)(1)(ii)    [_]
           Rule 12g-4(a)(2)(i)        [_]      Rule 12h-3(b)(2)(i)     [_]
           Rule 12g-4(a)(2)(ii)       [_]      Rule 12h-3(b)(2)(ii)    [_]
                                               Rule 15d-6              [_]

           Approximate number of holders of record as of the certification or notice date:

                              Common Stock: One (1)
                           5.50% Senior Notes: Fifteen (15)
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           Pursuant to the requirements of the Securities Exchange Act of 1934,
Hughes Supply, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2006                           By: /s/ Francis S. Blake
                                                   -----------------------------
                                                   Name:   Francis S. Blake
                                                   Title:  Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                         TABLE OF REGISTRANT GUARANTORS

                                                                                                      ADDRESS INCLUDING
                                                                                                         ZIP CODE AND
                                                                                                          TELEPHONE
                                                                 STATE OR OTHER                        NUMBER, INCLUDING
                                                                  JURISDICTION           I.R.S.          AREA CODE OF
                                                                  INCORPORATION         EMPLOYER          REGISTRANT'S
EXACT NAME OF REGISTRANT                                               OR            IDENTIFICATION    PRINCIPAL EXECUTIVE
AS SPECIFIED IN ITS CHARTER                                        ORGANIZATION          NUMBER             OFFICES
---------------------------                                        ------------          ------             -------
Compass Utility Supply, Ltd.                                          Oregon               N/A                 (1)

Hughes Building Materials Group, Inc.                                 Georgia            58-2409339            (1)

Hughes Building Materials Holdings, LLC                               Florida            42-1651869            (1)

Hughes Building Materials, Ltd.                                       Florida            26-0100647            (1)

Hughes Canada, Inc.                                                   Delaware           41-2148226            (1)

Hughes Electric Holdings, LLC                                         Florida            42-1651866            (1)

Hughes Electric Supply, Ltd.                                          Florida            26-0100654            (1)

Hughes GP & Management, Inc.                                          Delaware           51-0374238            (1)

Hughes Holdings, LLC                                                  Florida            42-1651863            (1)

Hughes Insurance Holdings, Inc.                                       Delaware           51-0405709            (1)

Hughes MRO Group, Inc.                                                Delaware           76-0542935            (1)

Hughes MRO Holdings, LLC                                              Delaware              N/A                (1)

Hughes MRO, Ltd.                                                      Florida            52-2418852            (1)

Hughes Plumbing Group, Inc.                                           California         95-3622279            (1)

Hughes Plumbing Holdings, LLC                                         Florida            42-1651860            (1)

Hughes Plumbing Supply, Ltd.                                          Florida            26-0100650            (1)

Hughes Supply Management, Inc.                                        Florida            43-2080574            (1)

Hughes Supply Management Services, Inc.                               Delaware           52-2103612            (1)

Hughes Supply Shared Services, Inc.                                   Delaware           59-3758965            (1)

Hughes Utilities Group, Inc.                                          Delaware           52-2048968            (1)


                                       2

Hughes Utilities Holdings, LLC                                        Florida            42-1651856            (1)

Hughes Utilities, Ltd.                                                Florida            26-0100651            (1)

Hughes Water & Sewer Holdings, LLC                                    Florida            03-0550883            (1)

Hughes Water & Sewer, Ltd.                                            Florida            03-0550887            (1)

HSI Funding, LLC                                                      Delaware           66-0620062            (2)

HSI IP, Inc.                                                          Delaware           66-0620064            (2)

Merex Corporation                                                     Texas              76-0554962            (1)

Montana Electric Supply                                               Montana            81-0222647            (1)

Montana Electric Supply, Inc.                                         Wyoming            83-0283883            (1)

Provalue, LLC                                                         Delaware           55-0872477            (1)

Southwest Power, Inc.                                                 California         95-4397734            (1)

Southwest Stainless, L.P.                                             Delaware           51-0374240            (1)

SWS Acquisition, LLC                                                  Delaware           32-0047353            (1)

Utility Products Supply Company, LLC                                  Colorado           93-1324556            (1)

WES Acquisition Corporation, Inc. d/b/a Wyoline Electric              Wyoming            93-1317646            (1)
   Supply, Inc.

Western States Electric, Inc.                                         Oregon             93-0666602            (1)

World-Wide Travel Network, Inc.                                       Florida            59-2571159            (1)


________________

(1)  Corporate Office
     One Hughes Way
     Orlando, Florida 32805
    (407) 841-4755


(2)  13591 Harbor Boulevard
     Garden Grove, California 92843
     (714) 638-4442


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